Core & Main, Inc.

1830 Craig Park Court

St. Louis, Missouri 63146

January 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Nicholas Lamparski

Re:	Core & Main, Inc.

Registration Statement on Form S-1 (File No. 333-261978)

Request for Acceleration of Effective Date

Dear Mr. Lamparski:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Core & Main, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 PM (EDT) on January 5, 2022, as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Paul M. Rodel at (212) 909-6478 or Nicholas P. Pellicani at (212) 909-6369.

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Very truly yours,

Core & Main, Inc.

By:	/s/ Stephen O. LeClair
	Name:	Stephen O. LeClair
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request]